EXHIBIT (f)(iv)

Announcement Entitled “Appointments to Queensland Treasury Corporation’s Board”.

November 19, 2014

Appointments to Queensland Treasury Corporation’s Board

The Queensland Governor in Council has approved two new appointments — Warwick Agnew and Jim Stening — to the Queensland Treasury Corporation (QTC) Board.

Mr. Agnew has been appointed to the QTC Board, with tenure from November 13, 2014 to June 30, 2017. He is currently Chief Operating Officer of Queensland Treasury and Trade (QTT). Prior to this appointment, Mr. Agnew spent 19 years in senior leadership positions across both public and private sector organisations, including QTT, QTC, Macquarie Capital and Transfield Services.

Mr. Stening has been appointed to the QTC Board, with tenure from November 13, 2014 to June 30, 2017. He has more than 30 years’ experience in financial markets in the fixed income asset class in Australian and international capital markets.

Mr. Agnew and Mr. Stening join existing QTC Board members Gerard Bradley (Chairman), Stephen Bizzell, Tonianne Dwyer and Bill Shields. The Governor in Council also extended the tenures of Mr. Bizzell and Ms. Dwyer to June 30, 2017.

These appointments followed the recent resignations of Alex Beavers (effective November 13, 2014), Gillian Brown (effective August 21, 2014) and Neville Ide (effective July 1, 2014).